May 16, 2016

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Rayonier Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
File No. 1-06780

Dear Mr. Gordon:

The following is in response to your letter dated April 11, 2016 regarding the review of Rayonier’s 2015 Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of our results of operations for the three years ended December 31, page 32

1.
In future periodic filings, please provide greater detail of the material components of cost of sales in your discussion of results of operations as well as explanations for variances at this lower level, or tell us why you believe such disclosure is not necessary.

In the Management’s Discussion and Analysis section beginning in our first quarter 2016 Form 10-Q filed on Friday, May 6, we included information about the material components of cost of sales for our Timber and Real Estate businesses. In the discussions of changes in segment operating income, we identified the specific cost element within cost of sales causing a material variance where applicable.

Consolidated Financial Statements

Note 3. Timberland Acquisitions, page 65

2.
We note your acquisition of 35,000 acres of timberlands as part of eight separate transactions throughout 2015, and your accounting for such transactions as asset purchases. For your acquired timberlands, please tell us and disclose in future periodic filings the characteristics of any material purchases, including the terms of any existing timber supply agreements and/or recreational leases and the annual lease income under such leases.

Mr. Daniel L. Gordon
May 16, 2016

Details of the eight timberland acquisitions we made in 2015 are shown in the table below. None of the acquisitions included timberland supply agreements. In addition, we did not acquire recreational leases in any of the acquisitions except for the NW Louisiana transaction, for which we estimate annual recreational lease income to be approximately $64,000.

Location	Acres	Price ($000s)	$/Acre
NW Louisiana	12,341	$22,544	$1,827
Georgia	130	308	2,369
Georgia	152	211	1,388
Georgia	1,161	976	841
Mississippi	40	42	1,050
NE Florida	3,428	5,031	1,468
SW Louisiana	12,153	25,296	2,081
NW Oregon	5,578	34,052	6,105
	34,983	$88,460	$2,529

We considered the proper accounting for our timberland acquisitions and concluded that all 2015 acquisitions were asset purchases rather than business combinations based on the characteristics and terms of the acquisitions and our consideration of the guidance in ASC 805. While none of these transactions individually constituted material purchases, in future periodic filings we will disclose the characteristics of any material purchases, including the terms of existing timber supply agreements and recreational leases, if any.

Note 22. Liability for Dispositions and Discontinued Operations, page 102

3.
You disclose the remaining liabilities associated with prior dispositions and discontinued operations were assumed by Rayonier Advanced Materials, and as part of the separation agreement you have been indemnified, released and discharged from any liability related to sites of your former performance fibers business. However you further indicate you cannot provide any assurance that a court will enforce your indemnification right if challenged or that Rayonier Advanced Materials will be able to fund any amounts for indemnification owed to you. In light of the fact that Rayonier Advanced Materials has increased its environmental liabilities subsequent to the spin-off, please tell us how you considered the disclosure requirements of ASC 450-20 regarding this issue.

In considering the loss contingency disclosure requirements of ASC 450-20 with respect to Rayonier Advanced Materials (RYAM) liabilities associated with prior dispositions and discontinued operations, for which Rayonier Inc. has been indemnified, released and discharged of any liability, we considered 1) the enforceability of our indemnification from RYAM, which we believe to be enforceable under applicable law, and 2) RYAM’s wherewithal to fund any amounts pertaining to our indemnification.

Mr. Daniel L. Gordon
May 16, 2016

The indemnification provisions referenced in Note 22 are contained within the separation agreement between Rayonier and RYAM, which has been filed with the SEC. To the best of our knowledge, RYAM has complied with the terms of these indemnification provisions since the separation of the companies. The language identified in the Risk Factors set forth in Rayonier’s 2015 Form 10-K is intended to describe the scope and nature of the indemnity obligation and the litigation risks in the event RYAM should later be unable or refuse to honor these obligations. This disclosure is not otherwise intended to identify the existence of a known loss.

To consider RYAM’s financial ability to perform its obligation to fund any indemnified amounts that could be owed to Rayonier under the agreement, we reviewed its public filings, earnings announcements and press releases as well as analyst reports. We also considered the increases in RYAM’s discontinued operations accruals in relation to its cash flows, liquidity and balance sheet.

As of December 31, 2015, RYAM had an accrual of $157 million for discontinued operations and disclosed that another $65 million of expense could be reasonably possible. We noted that in 2015 RYAM had net income of $55 million and generated $202 million of cash flow from operations. We also noted that in 2015 RYAM reduced its net debt by $112 million, implemented additional cost initiatives with a stated priority of further reducing debt, and renewed contracts with key customers. As of December 31, 2015, RYAM had $101 million in cash and $236 million available under its bank revolver, had largely completed its capital expenditure requirements for EPA Boiler MACT, and had no significant debt maturities until after 2020. We considered this information and RYAM’s 2016 guidance to evaluate the likelihood that RYAM would be unable to honor their environmental obligations under the indemnification.

Based on our consideration of this information, we concluded that there was no reasonable possibility that a loss to Rayonier had been incurred and accordingly no additional disclosure was required under ASC 450-20.

We trust we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
May 16, 2016

Please do not hesitate to contact me at (904) 357-3757 with any questions or if additional information is needed.

Sincerely,

/s/ MARK MCHUGH
Mark McHugh
Senior Vice President and
Chief Financial Officer, Rayonier Inc.